Exhibit 99.1

Sapiens and Mindtree Announce Partnership to Lower Risks & Accelerate Change Processes for Insurers

The partnership leverages both companies’ extensive expertise in data-driven digital transformation

Raleigh, NC- April 25, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Mindtree, a global technology consulting and services company, today announced a partnership to help drive digital transformation through the insurance industry. The combination of Sapiens’ industry leading, cloud native, core suite of insurance applications and Mindtree’s deep insurance domain knowledge and expansive delivery capabilities will increase the scale, speed to market and customer satisfaction as insurance companies embrace digital. Designed to support insurance system implementations, the partnership will focus initially on North America, with plans to grow into Europe and Asia.

“We are delighted to collaborate with Mindtree in Property & Casualty and Life & Annuities. Our collective insurance industry and digital transformation experience will further strengthen our delivery capabilities and scale which will drive continued growth and customer satisfaction,” said Jamie Yoder, Sapiens North America President & General Manager. “Together we will power insurers with the competitive edge to meet market demands and succeed in the digital age of insurance.”

“Our partnership with Sapiens emphasizes our longstanding commitment to innovation,” said Mukund Rao, Chief Business Officer for Banking, Financial Services and Insurance at Mindtree. “Digital technologies have unlocked a significant opportunity for P&C insurers to not just streamline processes, but to also drive new business and operating models centered on engaging and disruptive experiences. The combined strengths of Mindtree and Sapiens will enable insurance companies to maximize digital transformation and achieve business outcomes.”

Sapiens’ insurance solutions enable carriers to improve operational efficiency, expand revenue streams and increase customer engagement and satisfaction using digital and omni-channel experience. Sapiens CoreSuite for Property & Casualty and Life & Annuities enables insurers to rapidly deploy core systems on the cloud, including business intelligence, reinsurance and digital portal solutions that support all lines of business.

With many years of experience in engagements with customers around the world, the combined expertise of Sapiens and Mindtree will help lower risk and accelerate the change process for customers during their implementations.

About Mindtree

[NSE: MINDTREE] is a global technology consulting and services company that enables enterprises across industries to drive superior competitive advantage, customer experiences and business outcomes by harnessing digital and cloud technologies. A digital transformation partner to more than 275 of the world’s most pioneering enterprises, Mindtree brings extensive domain, technology and consulting expertise to help reimagine business models, accelerate innovation and maximize growth. As a socially and environmentally responsible business, Mindtree is focused on growth as well as sustainability in building long-term stakeholder value. Powered by more than 35,000 talented and entrepreneurial professionals across 24 countries, Mindtree — a Larsen & Toubro Group company — is consistently recognized among the best places to work. For more, please visit www.mindtree.com or @Mindtree_Ltd.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.